07021242

Saskatchewan Wheat Pool Inc.

RECEIVED
2007 FEB 20 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption #: 82-5037

February 15, 2007

SUPPL

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated February 15, 2007. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Vice-President
Investor Relations and Communications

PROCESSED
FEB 23 2007
THOMSON FINANCIAL

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: February 15, 2007
Regina, Saskatchewan
Listed: SWP: TSX

Not for Release in the United States or to US Wire Services

POOL CLOSES SUBSCRIPTION RECEIPT OFFERINGS

Saskatchewan Wheat Pool Inc. (the "Pool") announced today that the $225 million subscription receipt offerings, announced on January 25, 2007 have closed successfully.

The subscription receipt offerings, comprised of both a public market bought deal and a private placement, provided the funding necessary for the cash component of the Pool's revised offer (the "Offer") to purchase all of the outstanding limited common voting shares of United Grain Growers, carrying on business as Agricore United, ("Agricore") pursuant to the Pool's take-over bid circular dated November 24, 2006, as amended by its notice of variation and extension dated January 31, 2007, and as may be further amended by the Pool. Proceeds not used in connection with the Offers will be used for general corporate purposes, should the transaction proceed.

Under the private placement, 15,753,086 subscription receipts have been issued to various funds and accounts over which Third Avenue Management has exclusive investment authority for aggregate gross proceeds to the Pool of $125,047,997. Under the public offering, 12,350,000 subscription receipts of the Pool have been issued and sold for gross proceeds to the Pool of $100,035,000. Genuity Capital Markets and TD Securities Inc. (together, the "Underwriters") acted as the Underwriters in connection with the public offering. The Underwriters have also been granted an option to purchase up to an additional 1,852,000 subscription receipts at the public offering price of $8.10 per subscription receipt for market stabilization and over-allotment purposes. This option may be exercised in whole or in part until March 15, 2007.

Each subscription receipt entitles the holder to receive one common share of the Pool upon the initial take-up by the Pool at or before 5 p.m. (Toronto time) on April 30, 2007, of outstanding limited voting common shares of Agricore under the offer.

In the event that the initial take-up by the Pool of limited voting shares of Agricore under the Offer does not occur at or before 5 p.m. (Toronto time) on April 30, 2007, or if the Offer is terminated or the Pool otherwise publicly announces its intention not to proceed with the Offer, holders of subscription receipts will receive within three business days of such event, an amount in cash equal to the original purchase price per receipt, together with their pro rata share of the interest (if any) earned on such amounts (less applicable withholding tax, if any).

The public market bought deal subscription receipts were listed at 5:01 p.m. on February 14, 2007 on the Toronto Stock Exchange and were posted for trading today. The trading symbol is SWP.R.

The public market bought deal subscription receipts will be listed and posted for trading until the Pool satisfies the release conditions, or upon the termination date or the close of trading on April 30, 2007. A trade note will be issued by the TSX on or prior to April 30, 2007, confirming either the Pool has satisfied the release conditions or the occurrence of a termination date, and the subsequent de-listing of those receipts.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

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Media Contact:
Susan Cline
Saskatchewan Wheat Pool Inc.
(306) 569-6945
http://www.swp.com/investor.html

Shareholder Contact:
Colleen Vancha
Saskatchewan Wheat Pool Inc.
(306) 569-4782

END